Exhibit 22.1
List of Issuers of Guaranteed Securities
As of September 30, 2023, the following subsidiary was the issuer of the Senior Notes due 2031 guaranteed by Phillips Edison & Company, Inc.

Name of Subsidiary	Jurisdiction of Organization
Phillips Edison Grocery Center Operating Partnership I, L.P.	Delaware